May 29, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:         REM Business Solutions, Inc.
Registration Statement on Form S-1
Filed April 10, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of May 1, 2009.

General

1.           We note the disclosure on page nine that your business strategy is dependent upon your ability to grow by acquiring future complementary businesses.  Rule 419 of Regulation C defines a blank check company as one that has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or a company that has no specific business plan.  Please advise whether your company is a blank check company as defined by Rule 419.

The Company is not a blank check company.   While its ability to merge,  acquire or form relationships with other Companies will affect its rate of growth, it has its own operational business plan to pursue which is not wholly dependent upon acquisition.

The fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus and disclosure that management and shareholders have not entered into any agreement nor is there any current intent to do so to merge or acquire another existing business other than one which would speed the implementation of its current business plan.

2.           We note the substantial similarity between the registration statement filed by REM Business Solutions and those filed by Executive English Institute, Inc. (File No. 333-158258), Educators Academic Journal, Inc. (File No. 333-155552), and Corporate Security Consultants, Inc. (File No. 333-155553), including but not limited to, disclosure, shareholder base and selling shareholders, and identical dates of filing registration statements and Form ID’s.  Item 405 of Regulation C defines the term promoter to include “any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer.” Accordingly, it would appear that a common promoter(s) may exist among all four filings.  Please advise in your response letter and disclose the identity of any promoter(s).

Promoters have been disclosed.

3.           Item 405 of Regulation C also defines the term promoter to include “any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services or property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of securities.”   Therefore, it would appear that David Champion Monroe is a promoter of the company.  Please revise accordingly.

David Monroe has been replaced as officer and director of this company and has sold his shares to Carl E. Wolters who is disclosed as a promoter of the company.

Front of Registration Statement

4.           Please add the appropriate disclosure to the front of your registration statement indicating by check mark that you are a “smaller reporting company.”

Such disclosure has been added.

Prospectus Cover Page

5.           Please revise your disclosure to reflect the full offering amount of 18,000,000 Shares of Common Stock at $0.02 per Share.

Revised.

6.           Please include in the table a separate item for the shares of common stock being offered by the selling shareholders.  See Item501(b)(3) of Regulation S-K.

Table has been revised.

Use of Proceeds, page 14

7.           We note that you designate $70,000 out of the $80,000 to be raised in this for “working capital.”   Please disclose the principal business reasons for this offering.  See Item 504 of Regulation S-K.

Additional detail has been added to the Use of Proceeds section further detailing the principal business reasons for this offering.

Plan of Distribution, Terms of the Offering, page 15

8.           Your prospectus cover page indicates that this is an all or nothing offering.  You also disclose that a minimum of $10,000 must be raised in the offering. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to an all or nothing or mini-max offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specified date.”   See Rule 10b-9(a)(1).  Please revise to clarify whether this is an all or nothing offering or mini-max offering.   Please provide us with an analysis, confirm that you will comply with Rule 10b-9, and revise your Plan of Distribution section and your Management’s Discussion and Analysis section, specifically relating to liquidity, to accurately reflect the structure of your offering.

The registrations statement has been revised to conform with this as a mini-max offering.

9.           Discuss how Mr. Monroe will decide whether to sell shares on behalf of the company or his own shares.

Mr. Carl E.Wolters has purchased Mr. Monroe’s shares.  Mr. Wolters will not sell any of his individual shares unless all of the shares to be sold on behalf of the company have previously been sold.   This disclosure has been added.

10.           We note that Mr. Monroe will decide whether “the offering conditions are satisfied” before collecting and depositing funds. Explain what these conditions are.

These conditions relate only to the appropriateness of the investor as the company is seeking to limit investors to only those who are sophisticated or experienced as this tends to lessen future information and shareholder question burdens upon the company.

List of Selling Shareholders, page 17

11.           Please revise to disclose the amount of securities owned by each selling shareholder prior to the offering, along with the amount and percentage to be owned after the completion of the offering.

Additional columns added.

Business, page 19

12.           We note your disclosure on page six that REM Business Services is a company without revenues or operations.  We also note your disclosure on page 21 that you have not started any operations and are not currently conducting any research and development activities.  However, in many respects, the disclosure in your business section implies that you do possess current operations.  (e.g.  “REM is flexible, working with its clients in the fashion preferred by the client, be it onsite, remotely, or a combination of both.  REM typically works on a project in a team fashion to assist the client in all areas of the business simultaneously.”)  Please advise or revise.  Please significantly expand your disclosure to address your current and immediate activities according to the requirements of Item 101 of Regulation S-K.   Prospective operations should be discussed under an appropriate subheading, along with the conditions and timetable for conducting those operations.

Disclosure has been revised.

Management, page 24

13.           We note your disclosure that the company’s CEO, David C. Monroe was the CEO of Pacific Educational Services from 2001 to 2006.  We also note the Final Judgment against David Champion Monroe (fka David Yacas) and Pacific Educational Services found at http://hawaii.gov/dcca/areas/ocp/udgi/lawsuits/hicp/Final%20Judgment%20Without%20Criswell.pdf. Revise to disclose the information required by Item 401(f) of Regulation S-K.

Mr. Monroe is no longer a shareholder nor officer or director of the company.

Conflicts of Interest, page 25

14.           We note your disclosure that the only conflict that exists is Mr. Monroe’s devotion of time to other projects.  Please expand to discuss the amount of money still owed by David C. Monroe and Pacific Education Services pursuant to the judgment noted in the preceding comment and Mr. Monroe’s plans for paying such judgment.  Also add appropriate risk factor disclosure.

Mr. Monroe is no longer a shareholder nor officer or director of the company.

Management’s Discussion and Analysis or Plan of Operation, Page 21

15.           Revise this section to be consistent with the terms of your all or nothing offering or mini-max offering.

Revised for consistency.

16.           We note the various references to a subscription website.   Please advise or revise to explain the relevance of the subscription website to your business model.

References deleted.

Market for Common Equity, page 26

17.           We note your disclosure that there are currently 14,000,000 shares of common stock outstanding which may be sold under Rule 144.   Please note that Rule 144 is only available to an issuer such as you after the conditions listed in Rule 144(i)(2) have been met and one year has elapsed from the date that the issuer filed “Form 10 information”  See Release No. 333-8869.  Please revise your registration statement accordingly.

Registration statement revised to appropriately show the future possibility of these shares becoming eligible for sale.

Financial Statements

18.           Please label all financial statements, footnote tables, and other numerical information with appropriate financial currency signs.

Currency signs added.

Accountants Consent

19.           Provide a signed, currently dated consent from your auditor in an amendment to your Form S-1.

Current signed consent added.

Exhibit 5.1

20.           Please delete the second paragraph of your opinion or advise.  We again note the similarity between this registration statement and the three others listed above.

Deleted.

21.           We note the time limitation contained in the penultimate paragraph of your opinion.  Delete this limitation or file a legal opinion dated the date of effectiveness.

Deleted.

Very truly yours,

/s/ Carl E. Wolters
Carl E. Wolters, President
REM Business Solutions, Inc.